Essential Properties Realty Trust, Inc.

902 Carnegie Center Blvd., Suite 520

Princeton, New Jersey 08540

March 11, 2019

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rahul K. Patel

Re:	Acceleration Request of Essential Properties Realty Trust, Inc.
Registration Statement on Form S-11 (File No. 333-230188)

CIK No. 0001728951

Dear Mr. Patel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Essential Properties Realty Trust, Inc., a Maryland corporation (the “Company”), hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:15 p.m., Washington, D.C. time, on March 13, 2019, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sidley Austin LLP, by telephoning Bart Sheehan at (212) 839-8652.

Thank you for your attention to this matter.

Very truly yours,

ESSENTIAL PROPERTIES REALTY TRUST, INC.

By: /s/ Hillary P. Hai

            Hillary P. Hai

            Chief Financial Officer and

            Senior Vice President

cc:	Julian T.H. Kleindorfer, Latham & Watkins LLP
Lewis W. Kneib, Latham & Watkins LLP